OMB APPROVAL
OMB Number:
Expires:
Estimated average burden
hours per response......

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D/A	Page 2 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101	Schedule 13D/A	Page 3 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 4 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 5 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 6 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 7 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 8 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 819047 101	Schedule 13D/A	Page 9 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 10 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 11 of 22 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,963,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

22.0% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 13, 2015 as reported in the Issuer’s prospectus, dated August 13, 2015, filed pursuant to Rule 424(b)(4)

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 12 of 22 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Amendment is being filed by Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), LGP Malted Coinvest LLC, a Delaware limited liability company (“Malted”), GEI Capital VI, LLC, a Delaware limited liability company (“Capital”), Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), J. Kristofer Galashan, and Jonathan D. Sokoloff (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI VI is the record owner of 118,538 shares of A-Common and 4,647,613 shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common”) (ii) GEI Side VI is the record owner of 2,840,627 shares of A-Common, and (iii) Malted is the record owner of 347,881 shares of B-Common. GEI VI’s principal business is to pursue investments, and GEI Side VI is an affiliated fund of GEI VI. Malted’s principal business is to invest in securities of the Issuer. Capital is the general partner of GEI VI and GEI Side VI. Capital’s principal business is to act as the general partner of GEI VI and GEI Side VI. Holdings is a limited partner of GEI VI and GEI Side VI. Holdings’ principal business is to serve as a limited partner of GEI VI and GEI Side VI. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VI, GEI Side VI and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Malted and other similar entities. Due to their relationships with GEI VI, GEI Side VI, and Malted, each of Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the A-Common and B-Common beneficially owned by GEI VI, GEI Side VI, and Malted. As such, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of common stock. Each of Capital, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of common stock.

CUSIP No. 819047 101	Schedule 13D/A	Page 13 of 22 Pages

Jonathan D. Sokoloff directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, and/or Peridot. Mr. Sokoloff is a director of the Issuer and may be deemed to have shared voting and investment power with respect to the shares of common stock beneficially owned by GEI VI, GEI Side VI, and Malted. As such, Mr. Sokoloff may be deemed to have shared beneficial ownership over such shares of common stock. Mr. Sokoloff, however, disclaims beneficial ownership of such shares of common stock.

J. Kristofer Galashan directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, and /or Peridot. Mr. Galashan, however, disclaims beneficial ownership of shares of common stock beneficially owned by GEI VI, GEI Side VI, and Malted.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, or Peridot.

Mr. Sokoloff is a partner of LGP and a member of the board of directors of the Issuer. Mr. Galashan is a principal of LGPM.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Galashan, is organized under the laws of Delaware. Mr. Sokoloff is a United States citizen. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael J. Kirton, and Adrian Maizey is a United States citizen. Each of Messrs. Galashan and Kirton is a Canadian citizen. Mr. Maizey is a UK and South African citizen.

CUSIP No. 819047 101	Schedule 13D/A	Page 14 of 22 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

As part of an underwritten secondary public offering (the “Secondary Public Offering”), GEI VI, GEI Side VI, and Malted sold shares of A-Common as disclosed herein. The Reporting Persons acquired, and presently hold, shares of A-Common, shares of B-Common, and common membership interests in SSE Holdings, LLC (“SSE Holdings”), a Delaware limited liability company (the “LLC Interests” and, together with the A-Common and B-Common, the “Equity Interests”) for investment purposes. The Reporting Persons shall continue to participate in the management of the Issuer through representation on the Issuer’s board of directors.

On August 13, 2015, GEI VI disposed of 742,762 shares of A-Common, and Malted disposed of 54,214 shares of A-Common in the Secondary Public Offering pursuant to a Registration Statement on Form S-1 (File No. 333-205749), as filed with the SEC on July 20, 2015, as amended. Shares of B-Common, when combined with an LLC Interest, are redeemable from time to time at the option of the holders thereof for shares of A-Common (or, at the Issuer’s option, for cash) pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement of SSE Holdings (the “SSE Holdings LLC Agreement”), and subject to certain restrictions described herein. Pursuant to the foregoing exchange procedures, GEI VI and Malted exchanged LLC Interests, on a one-for-one basis, for 724,289 shares and 54,214 shares of newly-issued A-Common, respectively. Upon such issuance of A-Common to GEI VI and Malted, the Issuer cancelled 724,289 shares and 54,214 shares of B-Common previously held by GEI VI and Malted, respectively.

The Issuer, SSE Holdings, GEI VI, GEI Side VI, Malted (GEI VI, GEI Side VI, and Malted, collectively, the “LGP Stockholders”), and certain other parties (the LGP Stockholders and such certain other parties, collectively, the “Voting Group”) are party to a Stockholders Agreement (the “Stockholders Agreement”) which contains specific rights, obligations, and agreements of such owners of A-Common and B-Common.

Under the Stockholders Agreement, the members of the Voting Group have agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Issuer’s board of directors and its committees is as required by the Stockholders Agreement. The Stockholders Agreement is discussed in further detail in Item 6, and filed as Exhibit 7.1.

The Issuer and the owners of SSE Holdings (the “Original SSE Equity Owners”) are parties to a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities. The Registration Rights Agreement provides the Original SSE Equity Owners certain registration rights with respect to securities of the Issuer. For further information, see Item 6, and the Registration Rights Agreement filed as Exhibit 7.2.

On August 13, 2015, each of GEI VI, GEI Side VI, and Malted entered into an underwriting agreement with the underwriters of the Secondary Public Offering (the “Underwriting Agreement”), pursuant to which, among other matters, each underwriter severally and not jointly agreed to purchase (i) 742,762 shares of A-Common from GEI VI

CUSIP No. 819047 101	Schedule 13D/A	Page 15 of 22 Pages

(following the exchange of 724,289 shares of B-Common and 724,289 LLC Interests for 724,289 shares of A-Common), (ii) 442,687 shares of A-Common from GEI Side VI, and (iii) 54,214 shares of A-Common from Malted (following the exchange of 54,214 shares of B-Common and 54,214 LLC Interests for 54,214 shares of A-Common), subject to the terms and conditions set forth in the Underwriting Agreement. For further information, see Item 6, and the Underwriting Agreement filed as Exhibit 7.8.

Each of GEI VI, GEI Side VI, and Malted has agreed, pursuant to a lock-up agreement with the underwriters of the Secondary Public Offering (the “Secondary Public Offering Lock-up Agreement”), that for 90 days following the date of the prospectus with respect to the Secondary Public Offering it will not, subject to limited exceptions and subject to extension in specified circumstances, offer, pledge, announce the intention to sell, sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Issuer, file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of A-Common or B-Common, or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s common stock. The Secondary Public Offering Lock-up Agreement is discussed in greater detail in Item 6.

Except as disclosed in this Item, none of the Investors, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of this Amendment. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	7,963,659	0	7,954,659	21.9%
GEI Side VI	7,963,659	0	7,954,659	21.9%
Malted	7,963,659	0	7,954,659	21.9%
Jonathan D. Sokoloff	7,963,659	0	7,954,659	21.9%
J. Kristofer Galashan	7,963,659	9,000	7,963,659	22.0%

CUSIP No. 819047 101	Schedule 13D/A	Page 16 of 22 Pages

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
Other Reporting Persons	7,963,659	0	7,954,659	21.9%

*	All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)	The following table sets forth all transactions with respect to shares of A-Common effected during the past 60 days by any of the Reporting Persons. The following table includes a gift of 20,000 shares of A-Common by Jonathan D. Sokoloff to a trust, the beneficiaries of which are members of Mr. Sokoloff’s family.

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
GEI VI	August 13, 2015	742,762	$57.75
GEI Side VI	August 13, 2015	442,687	$57.75
Malted	August 13, 2015	54,214	$57.75
Jonathan D. Sokoloff	August 14, 2015	20,000	$0.0

*	Shares sold by GEI VI and Malted in the above table reflect the prior conversion of shares of B-Common to A-Common as disclosed herein.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Under the Stockholders Agreement, for so long as the LGP Stockholders own in the aggregate at least 50% of the number of shares of A-Common and B-Common they held as of February 4, 2015 (the “Minimum Threshold”), the Issuer and the Voting Group must use reasonable best efforts to include one individual designated by the LGP Stockholders (the “LGP Designee”) in the slate of nominees for election as directors. Jonathan D. Sokoloff is the current LGP Designee to the Issuer’s board of directors. If the LGP Stockholders’ ownership of the Issuer’s securities falls below the Minimum Threshold, the LGP Stockholders must use their reasonable best efforts to cause the LGP Designee to offer his or her resignation. The Stockholders Agreement is also discussed in Item 2, and is filed as Exhibit 7.1.

Pursuant to the Registration Rights Agreement, the Investors hold “demand” registration rights whereby they may require the Issuer to use reasonable efforts to register either their shares of A-Common received in connection with the Issuer’s initial public offering, or received in exchange for shares of B-Common and LLC Interests redeemed by the

CUSIP No. 819047 101	Schedule 13D/A	Page 17 of 22 Pages

Issuer, for resale under the Securities Act. The Registration Rights Agreement also provides the Investors with piggyback registration rights. For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.2.

The Issuer, SSE Holdings, and certain holders of the LLC Interests are party to a Tax Receivable Agreement (the “Tax Receivable Agreement”) that provides for the payment by the Issuer to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from redemptions or exchanges of LLC Interests or any prior sales of LLC Interests and (ii) certain other tax benefits. For further information, see the Tax Receivable Agreement filed as Exhibit 7.4.

The SSE Holdings LLC Agreement provides holders of B-Common and LLC Interests a redemption right to have their B-Common and LLC Interests redeemed for shares of A-Common on a one-for-one basis, or cash (at the Issuer’s discretion), as set forth in the SSE Holdings LLC Agreement. For further details, please see the SSE Holdings LLC Agreement filed as Exhibit 7.5.

Pursuant to the Underwriting Agreement, each of GEI VI, GEI Side VI, and Malted sold shares of A-Common to the underwriters party thereto, subject to the terms and conditions set forth in the Underwriting Agreement. GEI VI, GEI Side VI, and Malted agreed, pursuant to the Underwriting Agreement, to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. For further details, please see the Underwriting Agreement filed as Exhibit 7.8.

Pursuant to the Secondary Public Offering Lock-up Agreement, each of GEI VI, GEI Side VI, and Malted has agreed that for 90 days following the date of the prospectus with respect to the Secondary Public Offering it will not, subject to limited exceptions, take or propose to take actions to transfer to another, all or a portion of the economic consequences of ownership of A-Common, B-Common, or any securities convertible into A-Common or B-Common. The Secondary Public Offering Lock-up Agreement is also discussed in Item 4.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the SSE Holdings LLC Agreement, and the Underwriting Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4, and 7.8 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 819047 101	Schedule 13D/A	Page 18 of 22 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.5	Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.6	Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7	Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

CUSIP No. 819047 101	Schedule 13D/A	Page 19 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of August 17, 2015

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

LGP Malted Coinvest LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

GEI Capital VI, LLC

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Green VI Holdings, LLC

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

CUSIP No. 819047 101	Schedule 13D/A	Page 20 of 22 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Peridot Coinvest Manager LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

/s/ ADRIAN J. MAIZEY
Adrian J. Maizey, as Attorney-in-Fact for
Jonathan D. Sokoloff

/s/ ADRIAN J. MAIZEY
Adrian J. Maizey, as Attorney-in-Fact for
J. Kristofer Galashan

CUSIP No. 819047 101	Schedule 13D/A	Page 21 of 22 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.5	Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.6	Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7	Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

CUSIP No. 819047 101	Schedule 13D/A	Page 22 of 22 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Jonathan A. Seiffer

John M. Baumer

Timothy J. Flynn

James D. Halper

Todd M. Purdy

Michael S. Solomon

W. Christian McCollum

Usama N. Cortas

J. Kristofer Galashan

Alyse M. Wagner

Cody L. Franklin

Adrian Maizey

Lily W. Chang

Lance J.T. Schumacher

Reginald E. Holden

Michael J. Kirton

Adam T. Levyn

Paras Mehta

Jeffrey Suer

John J. Yoon

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Chief Financial Officer and Assistant Secretary

Chief Operating Officer and Secretary

Vice President – Portfolio Services

Vice President – Tax

Vice President – Procurement

Vice President

Vice President

Vice President

Vice President

Vice President